Exhibit (a)(1)(L)

Vista Equity Partners Successfully Completes Cash Tender Offer for Shares of Infoblox

SANTA CLARA, CALIFORNIA — November 7, 2016 — Infoblox Inc. (NYSE: BLOX) (“Infoblox” or the “Company”) and Vista Equity Partners (“Vista”) today announced the successful completion of the tender offer (the “Offer”) by India Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Delta Holdco, LLC (“Parent”) and an affiliate of Vista for all of the outstanding shares of common stock of the Company at a price of $26.50 per share, net to the seller in cash without interest and less any applicable withholding taxes or deductions required by applicable law, if any.

The Offer expired as scheduled at 12:00 midnight, New York City time, at the end of November 4, 2016. As of the expiration of the tender, approximately 43,826,362 shares of common stock of Infoblox were validly tendered into and not validly withdrawn in the Offer (not including 4,434,551 shares tendered pursuant to notices of guaranteed delivery), representing approximately 77% of Infoblox’s outstanding shares. The condition to the Offer that a number of shares that, when added to the shares, if any, owned by Merger Sub or its affiliates, represents in the aggregate at least one share more than 50% of the outstanding shares of Infoblox’s common stock be validly tendered and received and not validly withdrawn prior to the expiration of the Offer was satisfied, and, accordingly, all shares that were validly tendered and not validly withdrawn were accepted for payment and Parent is promptly paying for all such tendered shares in accordance with the terms of the Offer.

As a result of its acceptance of the shares tendered in the Offer, Vista has acquired a sufficient number of shares of Infoblox’s common stock to close the merger of Merger Sub with and into Infoblox without the affirmative vote of Infoblox’s other stockholders pursuant to Section 251(h) of the Delaware General Corporation Law. The merger is expected to be completed today.

Upon completion of the merger, Infoblox will become a wholly owned portfolio company of Vista. Each share of Infoblox that was not validly tendered in the Offer (other than shares held by Parent, Merger Sub or Infoblox as treasury stock, any wholly-owned subsidiary of Parent, Merger Sub or Infoblox, or by any stockholder of Infoblox who or which is entitled to and properly demands appraisal of such shares pursuant to Delaware law) will be cancelled and converted into the right to receive the same $26.50 per share in cash, without interest and less any applicable withholding taxes or deductions required by applicable law, if any, that was paid in the Offer. In addition, the parties anticipate that the common stock of Infoblox will cease to be traded on the New York Stock Exchange (NYSE) at the close of market on today, following the completion of the merger, unless the merger is completed prior to the NYSE opening today, in which case the stock will not trade today.

About Infoblox

Infoblox delivers Actionable Network Intelligence to enterprise, government, and service provider customers around the world. As the industry leader in DNS, DHCP, and IP address management, the category known as DDI, Infoblox (www.infoblox.com) provides control and security from the core—empowering thousands of organizations to increase efficiency and visibility, reduce risk, and improve customer experience.

About Vista Equity Partners

Vista Equity Partners, a U.S.-based private equity firm with offices in San Francisco, Chicago and Austin with more than $26 billion in cumulative capital commitments, currently invests in software, data and technology-based organizations led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multi-level support towards companies realizing their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. For more information, please visit www.vistaequitypartners.com.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements. When used in this press release, the words “can,” “will,” “believes,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risks. Infoblox does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.

Contacts

For Infoblox:

Investors:

Infoblox

Renee Lyall

(408) 986-4748

rlyall@infoblox.com

Media:

John Christiansen / Megan Bouchier

Sard Verbinnen & Co

(415) 618-8750

For Vista Equity Partners:

Alan Fleischmann

Laurel Strategies

(202) 413-4495

vista@laurelstrategies.com